Exhibit 99.11

Disclosure of Transactions in Own Shares

Paris, May 17, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 26, 2017 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 10, 2018 to May 16, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
10.05.2018	6,500	52.3590	340,334	CHIX
10.05.2018	1,188	52.3675	62,213	TRQX
10.05.2018	59,607	52.4697	3,127,561	XPAR
11.05.2018	35,000	52.9274	1,852,459	XPAR
14.05.2018	72,449	53.4065	3,869,248	XPAR
15.05.2018	72,142	53.8473	3,884,652	XPAR
16.05.2018	8,151	53.5539	436,518	BATE
16.05.2018	16,561	53.5652	887,093	CHIX
16.05.2018	10,253	53.5359	548,904	TRQX
16.05.2018	136,020	53.6093	7,291,937	XPAR

Total	417,871	53.3679	22,300,918

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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